UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

Commission file number: 001-33841

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
(full title of the plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer's principal executive offices and address of the plan)

Vulcan Materials Company
Construction Materials Divisions
 Hourly Employees Savings Plan

Financial Statements as of December 31, 2008 and 2007,
 for the Year Ended December 31, 2008,
Supplemental Schedule as of December 31, 2008,
and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2008	11

NOTE:
All other schedules required by Section 2520.103-10 of the  Department of Labor’s Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES	12

EXHIBIT 23 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EXHIBIT 99 – CERTIFICATION PURSUANT TO SECTION 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Vulcan Materials Company Construction Materials
Divisions Hourly Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/S/   DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 29, 2009

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

Interest in Vulcan Materials Company Retirement Savings Trust, at fair value	$91,197,892	$101,058,519
Participant loans	8,667,450	9,160,682

NET ASSETS AVAILABLE FOR BENEFITS — At fair value	99,865,342	110,219,201

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	12,312	(129,564)

NET ASSETS AVAILABLE FOR BENEFITS	$99,877,654	$110,089,637

See notes to financial statements.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:
Participant loan interest income	$676,266

Contributions:
Participants	7,243,890
Employer	2,844,335

Total contributions	10,088,225

Transfer of participants' investment from Florida Rock Industries, Inc.
Profit Sharing and Deferred Earnings Plan and the Arundel Corporation
Profit Sharing and Savings Plan due to merger (Note 9)	801,434

Total additions to net assets	11,565,925

DEDUCTIONS FROM NET ASSETS:
Investment loss from interest in Vulcan Materials Company Retirement Savings Trust	8,903,422
Withdrawals by participants	12,211,037
Transfer of participants' investment accounts to other Vulcan Materials Company plans (Note 1)	663,449

Total deductions from net assets	21,777,908

NET DECREASE	(10,211,983)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,089,637

End of year	$99,877,654

See notes to financial statements.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2008 AND 2007, AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.	DESCRIPTION OF THE PLAN

General — The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”), a defined contribution employee benefit plan established effective October 1, 1983, and most recently restated effective January 1, 2006, provides for accumulation of savings for qualifying nonunion hourly employees of Vulcan Materials Company (the “Company”) that were hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Company’s common stock fund as an employee stock ownership plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s common stock reinvested in the Company’s common stock or paid to the participant in cash.

A participant may transfer between the Company’s divisions. In these instances, the net assets of the participant’s account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the “Master Trust”).

All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the “Trustee”). Hewitt Associates LLC (the “Recordkeeper”) is the recordkeeper for the Plan.

Participation and Vesting — Generally, hourly employees qualify to participate on the first day of the month following completion of two months of employment service. Participants are fully vested in all contributions at all times. Effective on and after July 15, 2007, no newly hired individual will become a participant in the Plan. Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan Materials Company 401(k) and Profit Sharing Retirement Plan. Former participants who are reemployed may reenter the Plan.

Contributions — The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $15,500 in 2008. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional contributions may be made in the amount of $5,000 for the year ended December 31, 2008.

The Company expects to make matching contributions from current and accumulated earnings and profits to match a portion of an employee’s contribution (whether pretax, after-tax, or both) ranging from 0% to 100% of that contribution based on the participant’s years of service, not to exceed 4% of the employee’s earnings.

Investment Options — Participants’ contributions are invested in 13 separate investment funds of the Plan in proportions elected by the participant. The Company’s matching contributions are invested in the company stock fund, which invests primarily in the Company’s common stock and as of January 1, 2007, are available for immediate reallocation by the participants.

Participant Accounts — Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals — A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $5,000, in which case the participant may defer distribution until age 70-1/2.

Prior to termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant’s pay conversion contribution account may be distributed to him or her before age 59-1/2, unless the administrative committee approves a “hardship” withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant, who has not been a participant in the Plan for at least 60 months.

Participant Loans — Participants may apply for a single loan equal to the lesser of 50% of the participant’s total account or $50,000. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan bearing interest at the Prime interest rate, plus 1%. The average rate of interest on loans approximated 7.7% and 8.4% as of December 31, 2008 and 2007, respectively. A loan is considered an investment of the Plan. The participant’s investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s investment accounts in accordance with his or her current investment direction. Loans must be repaid on a per-pay-period basis through payroll deductions within 60 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”).

New Accounting Pronouncement — On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”), which establishes a single authoritative definition of fair value, sets a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements (see Note 5).  The adoption of FAS 157 had no impact on the accompanying Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

Valuation of Investments and Income Recognition — The Plan’s investment in the Master Trust established by the Company and administered by the Trustee is presented at fair value, which has been determined based on the fair values of the underlying investments of the Master Trust.

Investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last day of the year. Investments in common/collective-trust funds are stated at estimated fair value based on the underlying investments in those funds. The stable value fund is stated at fair value and then adjusted to contract value as described below. Fair value of the stable value fund is the net asset value of its underlying investments, and contract value is principal plus accrued interest. Loans to participants are valued at outstanding loan balances, which approximate fair value.

In accordance with Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, the stable value fund is included at fair value in participant-directed investments in the statement of net assets available for benefits, and an additional line is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Valuation of Investments (Securities With no Quoted Market Prices) — Amounts for securities that have no quoted market price represent estimated fair value. Many factors are considered in arriving at that fair value. In general, however, corporate debt instruments are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Investments in certain other equity instruments are valued at the quoted market price of the issuer’s unrestricted common stock, less an appropriate discount. If a quoted market price for unrestricted common stock of the issuer is not available, restricted common stocks are valued at a multiple of current earnings. The multiple chosen is consistent with multiples of similar companies based on current market prices.  The fair value of venture capital and partnership investments has been estimated on the basis of methods employed by the general partners, including consideration of, among other things, reference to third-party transactions, valuations of comparable companies operating within the same or similar industry, current economic and competitive environment, creditworthiness of the corporate issuer, as well as market prices for instruments with similar quality rate, maturity, term, and conditions.

Use of Estimates and Risks and Uncertainties — The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Master Trust invests in various securities including U.S. government securities, corporate debt instruments, a stable value fund, other equities, common/collective-trusts, interest-bearing cash, commingled funds holding principally venture capital and partnership investments, other equity investments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits — Benefits are recorded when paid.

Administrative Expenses — The Company pays the administrative costs of the Plan, including the Trustee’s fees and charges.

3.	STABLE VALUE FUND — SYNTHETIC GUARANTEED INVESTMENT CONTRACT

The Plan provides participants a self-managed stable value investment option (“Fund” or “Synthetic Guaranteed Investment Contract”) that simulates the performance of a guaranteed investment contract (GIC), whereby participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is comprised of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Limitations on the Ability of the Synthetic Guaranteed Investment Contract to Transact at Contract Value — Certain events, such as Plan termination or plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Company does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average Yields —

	2008	2007
Average yields:
Based on annualized earnings(1)	4.75%	5.27%
Based on interest rate credited to participants(2)	4.55%	5.90%

(1)Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)Computed by dividing the annualized one-day earnings credited to the participants on the last day of the Plan year by the fair value of the investments on the same date.

4.	INTEREST IN MASTER TRUST

The Plan’s investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the Company. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans.

The fair value of investments of the Master Trust at December 31, 2008 and 2007, is summarized as follows:

	2008	2007

Vulcan Materials Company common stock*	$299,992,678	$312,109,010
Stable value fund	36,457,536	35,295,147
Corporate debt investments-preferred	31,104,274	42,233,352
Corporate debt investments-other	4,292,399	-
U.S. government securities	51,073,811	41,271,526
Other equities**	211,633,650	464,274,187
Interest-bearing cash	140,448,983	82,184,223
Value of interest in common/collective-trusts	217,433,093	182,932,018
Commingled funds holding principally venture capital and partnership investments	84,207,459	80,161,245
Total assets	1,076,643,883	1,240,460,708

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	145,332	(1,587,111)

	$1,076,789,215	$1,238,873,597

Percentage of Plan’s investments in the Master Trust’s investments	8.5%	8.2%

*The Master Trust’s investment in the Company’s common stock is held solely by participants in the Company’s defined contribution plans.

**As of December 31, 2008, the Master Trust has assets invested at Westridge Capital Management, Inc. (WCM), reported by WCM to have a fair value of approximately $59,000,000.  Due to allegations of fraud and other violations of federal commodities and securities laws which were alleged to have occurred prior to December 31, 2008, these assets were frozen on February 25, 2009.  As a result, the Plan reassessed the fair value of investments as of December 31, 2008 related to WCM and recorded a $48,018,000 write-down in the estimated fair value of these assets which is reflected in total investment income (loss) of the Master Trust as a component of net investment losses.

The total investment income (loss) of the Master Trust for the year ended December 31, 2008, is summarized as follows:

Interest	$13,823,779
Dividends	7,646,682
Other	3,819,836
Net investment income (losses)	(355,368,777)

Total	$(330,078,480)

5.	FAIR VALUE MEASUREMENT

In accordance with FAS 157, the Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1: Quoted prices in active markets for identical assets or liabilities;
Level 2: Inputs that are derived principally from or corroborated by observable market data;
Level 3: Inputs that are unobservable and significant to the overall fair value measurement.

The following table sets forth, by level within the fair value hierarchy, the Master Trust investment assets at fair value, as of December 31, 2008:

	Total	Level 1	Level 2	Level 3

Vulcan Materials Company common stock	$299,992,678	$299,992,678	$-	$-
Stable value fund	36,457,536	-	36,457,536	-
Corporate debt investments-preferred	31,104,274	-	31,104,274	-
Corporate debt investments-other	4,292,399	-	4,292,399	-
U.S. government securities	51,073,811	-	51,073,811	-
Other equities	211,633,650	70,405,475	141,228,175	-
Interest-bearing cash	140,448,983	140,448,983	-	-
Value of interest in common/collective-trusts	217,433,093	-	217,433,093	-
Commingled funds holding principally venture
capital and partnership investments	84,207,459	-	-	84,207,459
Total investment assets at fair value	$1,076,643,883	$510,847,136	$481,589,288	$84,207,459

The following table sets forth, by level within the fair value hierarchy, the Plan’s participant loans, held outside the Master Trust, at fair value, as of December 31, 2008:

	Total	Level 1	Level 2	Level 3

Participant loans	$8,667,450	$-	$-	$8,667,450

Level 3 Gains and Losses — The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

			Commingled
			Funds Holding
			Principally
		Loan Fund	Venture Capital
		(held outside	and
	Total	the Master Trust)	Partnerships

Balance, January 1, 2008	$89,325,210	$9,160,682	$80,164,528
Realized gains / (losses)	(11,766,184)	-	(11,766,184)
Unrealized gains / (losses)	(8,985,028)	-	(8,985,028)
Purchases, sales, issuances, and settlements	24,300,911	(493,232)	24,794,143
Transfers in (out) of level 3	-	-	-
Balance, December 31, 2008	$92,874,909	$8,667,450	$84,207,459

6.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in the Employee Retirement Income Security Act.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2008 and 2007, the Master Trust held 4,311,479 and 3,847,598 shares, respectively, of common stock of the Company with a cost basis of $217,262,815 and $172,815,016, respectively. During the year ended December 31, 2008, the Master Trust recorded dividend income of $6,586,157 attributable to its investment in the Company’s common stock.

9.	PLAN MERGER

Effective February 14, 2008, the Florida Rock Industries, Inc. Profit Sharing and Deferred Earnings Plan and the Arundel Corporation Profit Sharing and Savings Plan were merged into the defined contribution employee benefit plans that participate in the Master Trust.  The merger resulted in the transfer of $801,434 and $280,842,023 of net assets into this Plan and into the Master Trust, respectively.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2008

(c) Description of Investment, Including
(a)	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

*	Various plan participants	Participant loans at interest rates of 5.1%
		to 10.2% maturing in 1 to 60 months	**	$8,667,450

  *   Party-in-interest.
**   Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Charles D. Lockhart
Charles D. Lockhart
Chairman of the Administrative Committee